June 12, 1997

Princeton, (PRC) shall provide on-going broker support services including, but not limited to Broker Presentations, Conference Calls & Meetings & the distribution of materials featuring the company.

PRC shall coordinate & manage at least two Industry Trade Shows/Seminars during the term of this agreement.

PRC shall endeavor to obtain exposure for the Company on National Radio & TV programs and will interview Officers or Directors of the Company on its Sunday evening Radio Show at least twice during the term of this agreement.

PRC shall provide on-going Investor Relations & follow-up services which includes handling daily inquiries, conferencing directly with "hot" investors & Brokers & following up investors in an attempt to make them shareholders of the Company.

PRC shall endeavor to identify Financial Newsletter writers for possible engagement by the Company to provide investigative research reports for their respective newsletters. PRC will issue a 4-page report on the Company within 45 days of the acceptance of this proposal. An update will be prepared within 4 months of the original report.

The Company will pay for the Mailing & Fax costs of these reports.

PRC shall mention the Company in its daily Morning Comments & bi-weekly newsletter at least 12 times during the term of this agreement.

PRC shall solicit analysts & other Institutional Research writers to investigate the Company.

PRC will provide to the Company, when requested from time to time, consultation concerning financial planning, corporate reorganization, expansion, acquisition, conveyance of assets, capital structure, introductions to special business opportunities including investment bankers, money-raising groups & any other activity which PRC deems appropriate.

Services to be performed under this agreement shall commence upon execution of this agreement & will remain in force for six months.

The Company will pay PRC an up front fee of 1 million shares of Rule 144 commencement of this agreement.

In addition, upon signing this agreement, the Company will grant to PRC an option to purchase up to 3 million shares at 1 million at $.50, 1 million at $1.25, 1 million at $1.75, to be issued pursuant to an S-8 registration statement. This option is valid for 3 years from this date, June 12, 1997.

This agreement shall be governed and interpreted under the laws of the State of Texas.

ACCEPTED by                         ACCEPTED by
PRINCETON                           21ST CENTURY TECHNOLOGIES

/s/ signature illegible             /s/ Patricia Wilson
                                    Patricia Wilson, President


                                    /s/ Dave Gregor
                                    David Gregor


                                    /s/ Ken Wilson
                                    Ken Wilson